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                            [MICRODYNE LETTERHEAD]








                                            December 6, 1995



U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549

Attn.    Rebecca Bohland

               Re:   Microdyne Corporation
                     Form S-3
                     File No. 33-63737

Dear Ms. Bohland:

        Microdyne Corporation (the "Company") requests that the registration statement filed by it on Form S-3 on October 27, 1995 (File No. 33-63737) and as amended on November 9 and 30, 1995, be withdrawn. The Company wishes to withdraw the registration statement because the Company believes, due to recent changes in market conditions, that its stock is currently undervalued, as a result of which it is not willing to proceed with the offering contemplated by the registration statement. Please be advised that no securities have been sold by the Company or selling stockholders pursuant to the regisration statement being withdrawn.


                                            Sincerely,



                                            /s/ WILLIAM MARSHALL ELLISON, II
                                            --------------------------------
                                            William Marshall Ellison, II
                                            Controller and Assistant Treasurer